

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 1, 2007

Mr. Christopher M. O'Meara
CFO, Controller & Executive VP
Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, NY 10019

RE: Form 10-K for the fiscal year ended November 30, 2006
Forms 10-Q for the periods ended February 28, 2007 and May 31, 2007
File No. 1-09466

Dear Mr. O'Meara:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2006</u>

<u>General</u>

We note from the disclosures on page 47 of your May 31, 2007 Form 10-Q that you may have interests in what are commonly referred to as "subprime" residential mortgages.

Although there may be differing definitions of subprime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

- A rate above prime to borrowers who do not qualify for prime rate loans;
- Borrowers with low credit ratings (FICO scores);
- Interest-only or negative amortizing loans;
- Unconventionally high initial loan-to-value ratios;
- Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
- Borrowers with less than conventional documentation of their income and/or net assets;
- Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
- Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Based on your current public disclosures, it is possible that more clarity about your exposure to subprime loans could be helpful. Regardless of the materiality of your exposure, we respectfully request that you provide us with supplemental information about your involvement in sub-prime loans.

Preface your response by how you specifically define your subprime loans in practice, if at all. However, we ask that you consider the above definition, in general, as part of your response. In other words, we request that the information you provide be based, more or less, on the above definition. Where it does not, please provide specific guidance. Also, we may ask for information which may be hard for you to provide on a timely basis. Please consider alternative information that may address the concern, at least in part, but which can be readily provided.

Please provide us with a comprehensive analysis of your exposure to subprime residential loans.   In particular:

- Provide us with your risk management philosophy as it specifically relates to subprime loans. Please address:

  - Your origination policies;
  - The purchase and securitization of loans; and
  - Loans, commitments and investments in subprime lenders.

- Quantify your portfolio of subprime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for subprime definition (e.g. subject to payment increase, high LTV ratio, interest only, negative amortizing).

- Quantify the following regarding subprime residential mortgages. Explain how you define each category;

  - Non-performing loans;
  - Non-accrual loans;
  - The allowance for loan losses, and;
  - The most recent provision for loan losses.

- Quantify the principal amount and nature of any retained securitized interests in subprime residential mortgages.

- Quantify the current delinquencies in retained securitized subprime residential mortgages.

- Quantify any write-offs/impairments related to retained interests in subprime residential mortgages.

- Please address all involvement with special purpose entities and variable interest entities and quantify the subprime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.

- Quantify and describe any and all potential repurchase commitments you have regarding subprime residential mortgages.

- Quantify and describe any loans to, commitments in, or investments in subprime lenders. Describe any other potential exposures you may be

>> subject to, such as repurchase commitments related to the receipt of
assets in bankruptcy.

- Quantify your revenues from involvement in subprime loans. Break out
such revenues based on fees, interest earned, servicing rights and other
sources.

Where we have asked you to quantify amounts as of a point in time, please do so as of the
end of your last full fiscal year and as of the most recent date practicable. Where we
have asked you to quantify amounts for a period, please provide this for the last three full
fiscal years and any more recent period if practicable. If you believe that you have
provided any of the information requested in public filings, please direct us to such
disclosures.

The above list is not intended to be all encompassing. To the extent that you are aware of
other asset quality or performance information, or other factors that provide material
information about your involvement with subprime residential mortgage loans, please
provide that information as well.

If you believe that a material adverse impact on your financial condition, results of
operations or liquidity, resulting from your involvement in subprime lending, is remote,
please explain. Tell us what consideration you have given to providing more transparent
disclosures regarding your subprime lending so that readers are informed about your level
of involvement.

If you believe that a material adverse impact resulting from this exposure is reasonably
possible, provide us with your proposed future disclosures necessary in order to provide a
clearer understanding of this exposure.

*   *   *   *

Please respond to these comments and file the requested amendments within 10
business days, or tell us when you will provide us with a response. Please provide us
with a response letter that keys your responses to our comments and provides any
requested information. Detailed letters greatly facilitate our review. Please file your
supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the company

and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief